Exhibit 4


                                  PERDIGAO S.A.
                           CNPJ NO. 01.838.723/0001-27
                                PUBLICLY COMPANY

                                   CALL NOTICE
                   EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The shareholders of the Company are hereby invited to attend the Extraordinary General Meeting to be held at 2:30 p.m. on December 17, 2002, at Av. Escola Politecnica, 760 in Sao Paulo, SP, to deliberate upon the amendment of the Bylaws, mainly to incorporate the changes stipulated by Law No. 10303 of October 31, 2001, as follows:

1. To foresee the right of inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares, as provided in Article 254-A, of Law 6404/76;

2. Amendment of Article 10 (caput - Board of Directors) to delete the expression: "resident in the country";

3. Amendment of Article 11 - item 11 changing its wording to read as follows:
"Propose to the General Meeting the issuance of new shares, above the authorized capital stock limit".

4. Amendment of Article 23 - item 2, to delete the expression: "and/or payment of interest on capital as provided in Law 9249/95".



                      Sao Paulo (SP), 26 of November 2002.


                               EGGON JOAO DA SILVA
                       Chairman of the Board of Directors